UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 1, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arbutus Biopharma Corporation

File No. 1-34949 - CF#26949

Arbutus Biopharma Corporation (formerly Tekmira Pharmaceuticals Corp) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 3, 2011.

Based on representations by Arbutus Biopharma Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 4.17	through September 1, 2025
Exhibit 4.18	through September 1, 2025
Exhibit 4.19	through September 1, 2025
Exhibit 4.20	through September 1, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support